BASS, BERRY & SIMS PLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW

BOB F. THOMPSON	AMSOUTH CENTER	OTHER OFFICES:
TEL: (615) 742-6262	315 DEADERICK STREET, SUITE 2700	NASHVILLE MUSIC ROW
FAX: (615) 742-2762	NASHVILLE, TN 37238-3001	KNOXVILLE
bthompson@bassberry.com	(615) 742-6200	MEMPHIS

www.bassberry.com

March 3, 2005

VIA EDGAR

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:     Coventry Health Care, Inc.

Ladies and Gentlemen:

     We are writing to you on behalf of Coventry Health Care, Inc., a Delaware corporation (the “Company”).

     On February 28, 2005, the Company filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4 (File No. 333-123014) relating to the offer to exchange (the “Exchange Offer”) up to $250.0 million aggregate principal amount of the Company’s 5 7/8% Senior Notes due 2012 and $250.0 million aggregate principal amount of the Company’s 6 1/8% Senior Notes due 2015, which were issued on January 28, 2005 in a private offering to qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in accordance with Regulation S under the Securities Act (collectively, the “Outstanding Notes”), for up to $250.0 million aggregate principal amount of the Company’s 5 7/8% Senior Notes due 2012 and $250.0 million aggregate principal amount of the Company’s 6 1/8% Senior Notes dues 2015, respectively, that have been registered under the Securities Act (collectively, the “New Notes”).

     The Company is registering the Exchange Offer in reliance on the Commission’s position in the no-action letters issued to Exxon Capital Holdings Corporation (publicly available on May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available on June 5, 1991) and Shearman and Sterling (publicly available on July 2, 1993).

     The Company represents that it has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each holder of Outstanding Notes participating in the Exchange Offer is acquiring the New Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New

Office of Chief Counsel
March 3, 2005

Notes. In this regard, the Company will make each holder of Outstanding Notes participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Commission’s position in the foregoing no-action letters and similar interpretative and no-action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. The Company acknowledges that any resale of the New Notes by a holder of Outstanding Notes participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

     The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes. The Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Company will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

     If you have any questions or if I can be of further assistance in your consideration of the matters addressed herein, please call me at (615) 742-6262.

Sincerely,

/s/ Bob F. Thompson

Bob F. Thompson

BFT/tyt
Enclosure
cc:     Albert Lee (via Federal Express)